

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 12, 2017

Vernon A. LoForti
Chief Financial Officer
InfoSonics Corporation
3636 Nobel Drive, Suite 325
San Diego, CA 92122

> **Re: InfoSonics Corporation**
> **Registration Statement on Form S-4**
> **Filed September 19, 2017**
> **File No. 333-220525**

Dear Mr. LoForti:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your disclosure that the 62.5 million shares issuable to Cooltech's shareholders will represent approximately 75% of the shares of InfoSonics common stock after the merger. In an appropriate location, please clarify how you have calculated this percentage, indicating whether this includes the shares issuable in the contemplated public and private offerings and the shares issuable upon exercise of the warrants issued in those offerings. Also address how the reverse stock split will affect that percentage, if at all. Please balance this disclosure with the percentage of the post-merger company that the existing shareholders of InfoSonic's will own, using the same basis for calculation for the comparison.

Conditions to the Merger, page 11

2.   You disclose on page 13 that InfoSonics is not obligated to effect the merger unless Cooltech's acquisition of OneClick is complete. Please tell us why you did not provide the financial statements for OneClick in your filing. If you do not believe the acquisition of OneClick is probable or significant to this filing please explain.

Background of the Merger, page 35

3.   Please revise to describe the negotiations between the parties regarding how the acquisition of OneClick became a condition to the completion of this merger. Include any discussions as to how that pending acquisition impacted the consideration to be paid. Also revise to describe how the parties considered that pending acquisition in determining to recommend approval of this merger.

InfoSonics Reasons for the Merger . . ., page 42

4.   Please clarify how the first bullet point supports the board's decision, given the projected financial information included on page 46.

Projected Financial Information, page 45

5.   We note the disclosure regarding "estimates" and "assumptions" underlying the projections you disclose. Please revise to disclose the material assumptions underlying these projections.

Opinions of Stout Risius Ross, LLC, page 47

6.   Please clarify the meaning of the last bullet on page 48. It is unclear to what "other facts and data" you are referring and how those items impacted Stout's conclusions.

7.   Refer to the penultimate paragraph on page 49. Please revise to clarify why the acquisition of OneClick was excluded. Given the disclosure that completion of the OneClick acquisition is a condition to completing this merger, it is unclear why the financial advisor did not review materials related to that transaction and why it would assume there would be no material effect. Also discuss any material risks resulting from limiting the scope of the opinion.

Summary of Valuation Analyses, page 50

8.   We note your disclosure that Stout performed a variety of analyses, including those described in your proxy statement/prospectus. Please revise to describe all material analyses it performed. If there were any analyses that did not support the fairness opinions, please include appropriate disclosure.

Treatment of Cooltech Capital Stock in the Merger, page 68

9.   Please disclose why the merger consideration will be allocated as described in clauses (i) and (ii) of this paragraph and not pro rata among all security holders of Cooltech. If there are any risks under Cooltech's organizational documents or its governing state law from the non-pro rata distribution that you disclose, please include appropriate disclosure in your proxy statement/prospectus. Please also revise to explain how this aspect of the transaction was negotiated among the parties and how the parties considered this structure in deciding to approve and recommend the transaction.

10.   We note your disclosure on page 91 that after consummation of the merger, Cooltech stockholders will own 69,375,000 shares of InfoSonic's common stock and warrants to receive an additional 6,875,000 shares upon exercise of the warrants. In an appropriate location in your proxy statement/prospectus, please explain how the Cooltech stockholders will own more than the 62,500,000 shares being offered as merger consideration. For example, if the Cooltech stockholders are the only investors in the public and private offerings described in your proxy statement/prospectus, please make that clear.

Proposal 3, page 79

11.   Please revise to clarify the order in which each of your proposals will occur and, if that order impacts any of your other proposals, revise your disclosure accordingly. We note, for example, the table on page 84 does not appear to include the increase to your authorized shares. Ensure your revisions also address any changes to the relative proportions to be owned after the merger and related transactions, the number of securities to be issued in those transactions and any benefit to related parties of the registrant and Cooltech.

Proposal 4 – The Reverse Split Proposal, page 81

12.   It appears from press releases that you recently effected a reverse stock split. If so, update your disclosure accordingly. Also, the disclosure in this section indicates that shareholder approval is needed to implement the reverse split but such approval has not yet been obtained. Therefore, please clarify how you implemented the reverse split without shareholder approval.

Unaudited Pro Forma Condensed Combined Financial Statements, page 91

Note 1. Basis of Presentation, page 95

13.   You disclose that the impact of the acquisition of OneClick is not reflected in the pro forma financial information since the acquisition has not closed. Please tell how your

conclusion considers Rule 8-05 of Regulation S-X, which provides that pro forma financial information should be furnished when a significant business combination has occurred or is probable.

Note 2. Merger Consideration and Bargain Purchase, page 95

14.   Explain to us how measurement of the consideration transferred is consistent with the guidance in ASC 805-40-30-2 and Case A of Example 1 at ASC 805-40-55. Also, reconcile the measurement of the consideration transferred with the disclosure on page 91 indicating that the transaction is valued at approximately $27.75 million. Similarly clarify your disclosure.

15.   Please revise to include a description of the underlying reasons why you believe the transaction results in a bargain purchase gain.

Cooltech's Business, page 98

16.   We note your disclosure on page 106 that Cooltech's cash requirements will increase due to the expansion of its retail business. Please include a brief description of the current retail business conducted by Cooltech.

17.   While your disclosure here refers to numerous manufacturers of the products you distribute, it appears from your disclosure on pages 104-105 that sales of Apple products caused significant changes in your results of operations. Please revise to clarify the extent to which you depend on sales of Apple products.

OneClick Acquisition, page 99

18.   Provide a brief description of the business intended to be done by OneClick. Include disclosure regarding the extent to which the business of OneClick overlaps with the business you currently conduct. We note, in this regard, disclosure on pages 104-105 regarding the extent to which Apple products impacted your historical results of operations and information on your Web site indicating that OneClick's business specializes in Apple products.

Recent Developments, page 103

19.   Please revise to clarify the expected impact on your business, operations and financial condition, including cash requirements, resulting from the pending acquisition of OneClick.

Related Party Transactions of Cooltech's Management, page 110

20.   Please revise to clarify the nature and amount of the "substantial interest" related to the acquisition of OneClick and the related parties to whom you refer.

Security Ownership . . ., page 113

21.   Please expand your disclosure here and on page 114 to disclose the effect of the transaction, and all related transactions, such as the non-public offering referenced on page 77, on the information you currently present in these tables.

Preferred Stock, page 115

22.   The disclosure in the last two paragraphs of this section makes it appear that the terms of the preferred stock that you are offering in your proxy statement/prospectus are not known. Please revise or advise.

0% Series A Convertible Preferred Stock, page 116

23.   Reconcile your disclosure about the convertibility of the preferred stock in the fourth paragraph of this section with terms of the preferred stock in paragraph (e) on page E-5 of your proxy statement/prospectus.

Information Incorporated by Reference, page 154

24.   The aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3. As such, it appears you are not eligible to incorporate information by reference. It also appears that Cooltech may not be eligible to incorporate by reference. We note, for example, the Form 8-K filed August 3, 2017. Amend your registration statement to include the required information within the filing, or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Vernon A. LoForti
InfoSonics Corporation
October 12, 2017
Page 6

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

        Sincerely,

        /s/ Geoff Kruczek for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: David J. Katz, Esq.
       Perkins Coie LLP